Exhibit 99.1

INVITATION
TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The merger is subject to disclosure requirements of Greece, which are different from those of the United States.  Financial statements and financial information included in the documents provided to shareholders, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Greece, and some or all of its officers and directors may be residents of a non-U.S. country.  You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

In accordance with Codified Law 2190/1920 “On Sociétés Anonymes” as in force, the Shareholders of Alpha Bank A.E., are invited to the Extraordinary General Meeting, on Monday, October 24, 2011, at 10:00, at the Hilton Athens Hotel, 46 Vassilissis Sophias Avenue, Athens.

AGENDA

1.
Amendment of the resolution of the 2nd Repeat General Meeting of the Bank Shareholders, dated July 15, 2011, on item 6 thereof (increase of the share capital of the Bank) by placing the resolution in suspension and delaying the entry into effect of the (consequent) proposal for the amendment of article 5 of the Bank’s Articles of Incorporation.

2.
Upon audition of the Merger Balance Sheet, the Reports, certificates and documents, approval of the Draft Merger Agreement and the Notarial Merger Deed in relation to the Merger by Way of Absorption of Eurobank EFG by Alpha Bank, grant of authority to execute the Notarial Merger Deed and perform various juridical acts. Release of Board Directors, proxies, agents and substitutes of the Bank, and the relevant audit firm, from any liability for the preparation and consummation of the merger.

3.	Simultaneously and in parallel:

	(A)	Increase of the Bank share capital by the amount of the Eurobank EFG share capital to be contributed thereto on account of the Bank merger by way of absorption of Eurobank EFG,

(B)
Reduction of the Bank share capital by the amount of the aggregate nominal value of the ordinary shares issued by Eurobank EFG, being property of the Bank, which are to be cancelled, and not exchanged for new (common) shares of the Bank, pursuant to article 75 par. 4 of Codified Law 2190/1920, and,

(C)
Increase of the Bank share capital through capitalisation of part of the account thereof “balance from above par share issuance”, to round off, in the context of the merger, the nominal value of the common Bank shares.

Issuance and distribution, according to the approved exchange ratio, of new:

	(i)	common, registered, voting, paperless shares, and

	(ii)	preferred, registered, non-voting, in paper form, redeemable shares of article 1 of Law 3723/2008,

of a new nominal value, and corresponding amendment of article 5 of the Articles of Incorporation of the Bank.

4.	Amendment of article 1 of the Articles of Incorporation of the Bank (change of corporate name and distinctive title).

5.
Amendment of the resolution of the 2nd Repeat General Meeting of the Bank dated July 15, 2011, on item 7 thereof (terms of issuance by the Bank of a bond loan convertible into common shares thereof). Dis-application of shareholder pre-emption rights and grant of relevant authority to the Board of Directors of the Bank.

6.	Simultaneously and in parallel:

(A)
Increase of the Bank share capital, through capitalisation of part of the account thereof “balance from above par share issuance”, to round off the exchange ratio of old, for new, nominal value common voting shares due to reverse split (under section (B), below),

(B)
Increase of the nominal value of each Bank common voting share (as such value will result following the statutory consummation of the merger), by way of reduction of the common shares number, due to reverse split,

(C)
Following, or without, a previous share capital increase by a change of the nominal value of the common shares (as such value resulted under part B), further to a capitalisation of part of the special reserve of article 4 par. 4a of Codified Law 2190/1920, reduction of the Bank common share capital, pursuant to article 4 par. 4a of Codified Law 2190/1920, by way of reduction of the nominal value of common voting shares (as such value will result following the increase, as per the above, of the common shares nominal value due to a reverse split and/or any capitalisation of the special reserve of article 4 par. 4a of Codified Law 2190/1920), and credit of the balance to the special account of the said article,

Amendment of article 5 of the Articles of Incorporation.

In case the statutory quorum to deliberate on any item of the Agenda is not achieved in the initial (as above) Extraordinary General Meeting, a First Repeat Extraordinary General Meeting will be convened on Friday, November 4, 2011, at 10:00 and, if no quorum is achieved, a Second Repeat Extraordinary General Meeting on Tuesday, November 15, 2011, at 10:00, both at the Hilton Athens Hotel, 46 Vassilissis Sophias Avenue, Athens.

No further invitations for the First and Second Repeat Extraordinary General Meetings shall be published, and the items on the Agenda shall be those set-out above, save for those on which the Shareholders have already resolved.

In accordance with articles 26 par. 2b and 28a of Codified Law 2190/1920, the Bank apprises the Shareholders of the following:

Right to participate in and vote at the General Meeting

Entitled to participate in and vote at the General Meeting is whoever appears, in the records of the Dematerialised Securities System (“DSS”) operated by the Hellenic Exchanges S.A. (“HELEX”) on the record date (“Record Date”) as a Shareholder of Bank-issued common voting shares.

Therefore, as the case may be:

(i)	on Wednesday, October 19, 2011, i.e. at the beginning of the fifth (5th) day prior to the date of the initial Extraordinary General Meeting,
(ii)	on Monday, October 31, 2011, i.e. at the beginning of the fourth (4th) day prior to the date of the First Repeat Extraordinary General Meeting, or
(iii)	on Friday, November 11, 2011, i.e. the beginning of the fourth (4th) day prior to the date of the Second Repeat Extraordinary General Meeting.

Each common share entitles to one vote. Shareholder capacity is certified electronically by HELEX, through a direct electronic link of the Bank to the DSS records. Accordingly, a Shareholder is not required to provide a written certificate by HELEX, in order to participate in and vote at any (Initial or Repeat) General Meeting. Furthermore, no blocking of Shareholder shares or any similar procedure limiting the right to sell and transfer shares, during the interim period between the Record Date and the relevant General Meeting, is required for the exercise of the foregoing rights.

Procedure for exercising voting rights by proxy

A Shareholder may participate in the General Meeting and vote either in person or by proxy. Each Shareholder may appoint up to three (3) proxies and legal entities/Shareholders may appoint up to three (3) individuals as their proxies. A Shareholder owning Bank shares, which appear in more than one security accounts, may appoint different proxies for the shares held in each security account. A proxy who acts for more than one Shareholder may vote differently for each Shareholder.

Printed proxy forms for the appointment of representatives are available at the Bank’s Branches or may be downloaded from the Bank’s website (www.alpha.gr). The forms, duly filled-in and signed, should be delivered at the Bank’s Main Branch, 40 Stadiou Street, Athens (Shareholders’ Section, tel. +30 210 326 5810), three (3) days at least prior to the (Ordinary or Repeat) General Meeting.

Each person holding a Shareholder proxy is required to disclose to the Bank, before the General Meeting commences, any specific circumstance of relevance to the Shareholders, so they can assess the risk that a person holding a Shareholder proxy might pursue interests other than those of the Shareholder. Conflicts of interest may arise especially when the proxy holder:
a) is a controlling Shareholder of the Bank or a legal person or entity controlled by such Shareholder,
b) is a member of the Board of Directors or generally the Management of the Bank, or a company of a Shareholder controlling the Bank, or a legal person or entity controlled by a Shareholder exercising control over the Bank,
c) is an employee or certified auditor of the Bank or of a Shareholder exercising control over the Bank or of a legal person or entity controlled by a Shareholder exercising control over the Bank,
d) a spouse or a first degree relative of one of the individuals referred to in subparagraphs a to c.

Shareholders are not entitled to participate in the General Meeting by electronic means, without physical presence at the General Meeting, nor to remotely vote (by electronic means or by mail), or appoint and revoke a proxy by electronic means.

Minority Rights

(a)
Shareholders representing at least one twentieth (1/20) of the issued and paid-in share capital of the Bank are entitled to ask for the addition of items to the Agenda of the General Meeting, provided that an application to that effect is received by the Board of Directors of the Bank fifteen (15) days at least prior to the General Meeting, to which a reasoning or a draft resolution for approval by the General Meeting is attached. The Board of Directors is required to include the additional items on the Agenda and publish the same thirteen (13) days at least prior to the General Meeting.

(b)
Shareholders representing one twentieth (1/20) at least of the issued and paid-in share capital of the Bank are entitled to ask, by means of an application to be delivered to the Board of Directors of the Bank seven (7) days at least prior to the General Meeting, for the posting on the Bank’s website (www.alpha.gr), six (6) days at least prior to the General Meeting, of draft resolutions on items included in the initial or the revised Agenda.

(c)
A Shareholder may apply to the Board of Directors five (5) days at least prior to the General Meeting, for information to be provided to the General Meeting on Bank matters, if deemed useful for the determination of the Agenda items. At the request also of Shareholders representing one twentieth (1/20) at least of the issued and paid-in share capital of the Bank, the Board of Directors shall notify the Ordinary General Meeting of amounts paid, in the last two years, to any Board Director or Bank Manager, together with any benefit granted to these persons for whatever reason or as a result of a contract between the Bank and such persons.

(d)
Shareholders representing one fifth (1/5) at least of the issued and paid-in share capital of the Bank are entitled to apply to the Board of Directors of the Bank five (5) days at least prior to the General Meeting, for the Board of Directors to apprise the General Meeting about the state of corporate affairs and assets of the Bank.

Available documents and information

The Agenda, the proxy form for appointing a representative, the draft resolutions on the Agenda items, together with any item in general referred to in article 27 par. 3 of Codified Law 2190/1920, are available in printed form at the Bank’s Main Branch, 40 Stadiou Street, Athens (Shareholders’ Section, tel. +30 210 326 5810) and are also posted on the Bank’s website (www.alpha.gr).

Athens, September 30, 2011
The Board of Directors